FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                             For February 22, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F  X                                 Form 40-F
                    ---                                          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                                 No  X
              ---                                                ---


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                               INDEX TO EXHIBITS

Item
----
1.   Press Release dated February 21, 2002.






                                  Page 2 of 3
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                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: February 22, 2002


                                             AERCO LIMITED


                                             By: /s/ Patrick J. Dalton
                                                -------------------------------
                                                Name:  Patrick J. Dalton
                                                Title: Attorney-in-Fact


                                  Page 3 of 3
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                                                                         Item 1


                                 AERCO LIMITED

                    debis AirFinance House, Shannon, Ireland
                  Telephone: +353 61 360000 Fax: 353 61 360113

                                 PRESS RELEASE

Under the terms of the AerCo Notes, AerCo Limited (the "Company" and, together with its subsidiaries "AerCo Group") is required annually to commission an appraisal of the AerCo Group fleet. A consequence of this appraisal is to redirect, when required certain cashflows to the senior Classes of Notes and thereby increase the collateral coverage for each senior Class of Notes. Reductions in appraised values cannot affect interest payments or minimum principal payments to be made on the Class A, B, C and D Notes but can cause the suspension of interest payments on the Class E Notes.

The Company has obtained desktop appraisals of the "base value" of each of AerCo Group's 61 aircraft from three independent aircraft value appraisers:
Airclaims Limited ("Airclaims"), Aircraft Information Services, Inc. ("AISI") and BK Associates, Inc. ("BK"). On the basis of these three appraisals, as of February 19, 2002, the average appraised base value of AerCo Group's portfolio of aircraft was approximately $1,301.9 million (the "2002 Appraised Value") compared with $1,411.4 million (adjusted to reflect aircraft sales during the period to February 19, 2002) as of February 19, 2001. Airclaims' 2002 appraised base value was $1,247.5 million, AISI's was $1,313.7 million and BK's was $1,344.3 million.

The decline in the average appraised value of the portfolio at February 19, 2002 compared with the average appraised value at February 19, 2001 is approximately $40 million greater than the decline in value implied by the principal payment provisions included in the Trust Indenture and the AerCo Notes. This higher decrease is largely attributable to the terrorist actions that occurred in the United States on September 11, 2001 and the consequent negative effect that these events have had on the values of all commercial aircraft as demand for air travel declined.

Any decline in the appraised value of AerCo Group's portfolio beyond the decline in value implied by the principal payment provisions included in the AerCo Notes may require the Company to accelerate the scheduled principal payments on the Class A Notes and may result in the suspension of the scheduled principal payments on the Class B and Class C Notes. However, based on the terms of the AerCo Notes and assuming the Company's cash performance continues in the manner it has to date, the decline in the appraised values in the year to February 19, 2002 will not give rise to a requirement to redirect certain cashflows to the Class A Notes.

Further information regarding the appraisals

Under the terms of the Trust Indenture governing the AerCo Notes, the Company is required at the beginning of each year, to obtain appraisals of the "base value" of its aircraft from at least three independent appraisers. The appraisers ascertained the "base value" of each aircraft on the basis of an open, unrestricted, stable market environment as of February 19, 2002 with a reasonable balance of supply and demand, and with full consideration of each aircraft's "highest and best use", presuming an arm's-length, cash transaction between willing, able and knowledgeable parties, acting prudently, with an absence of duress and with a reasonable period of time available for marketing, adjusted to account for the maintenance status of each aircraft (with certain assumptions as to use since the last reported status).


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The 2002 Appraised Value stated above does not reflect the values of leases, maintenance reserves, security deposits or other collateral, if any, related to a particular aircraft.

An appraisal is only an estimate of value and there can be no assurance that proceeds received upon any sale of an aircraft would approximate the base value of that aircraft.

February 21, 2002

For further information please contact: Patrick Dalton or Paul Farrell of AerCo Group's Administrative Agent at telephone number: + 353 61 360000.